Exhibit 99.1

NEWS RELEASE

Augusta Resource Provides Rosemont Copper Permit Update

Denver, CO, September 30, 2011 – Augusta Resource Corporation (TSX/NYSE Amex: AZC) (“Augusta” or the “Company”) announces an update on the permit process for its Rosemont Copper project.

The Control Officer of the Pima County Air Quality Control District (AQCD) issued a denial of the Rosemont Copper's air permit application just weeks after releasing a draft permit. This action by AQCD was anticipated by the Company as part of the continued effort by AQCD to delay the permitting process and avoid compliance with its own rules.

According to the Pima County State Implementation Plan, the Pima County AQCD Control Officer has 30 days following receipt of a complete application to grant or deny a permit. AQCD notified Augusta that the air permit application had been determined to be complete on November 30, 2010. As a result, AQCD was required to grant the permit by December 30, 2010. The permit application demonstrated compliance with all currently applicable laws and was consistent with other permits for mining operations in Pima County. The Company application disclosed all applicable requirements for a minor source in accordance with the federal Clean Air Act.

Rosemont filed a Notice of Intent to sue the Pima County AQCD on June 23, 2011 and AQCD provided a draft permit for public comment, just two days before the deadline to respond to Rosemont’s notice. The draft permit was written by the AQCD with enforceable conditions that demonstrated compliance with all applicable regulations as a minor source. On September 2, 2011, Rosemont filed a lawsuit to compel the AQCD to take action on the permit application following the timelines as stipulated in the law. Just one day before the court deadline for the County to respond to the Company’s filing of the lawsuit, the AQCD issued a permit denial, reversing its prior determination that Rosemont Copper qualified as a minor source. Their decision today is inconsistent with current laws and their own prior permitting decisions.

Pima County cannot arbitrarily pick and choose from the regulatory timeframes and laws to enforce. Augusta believes that if AQCD were complying with the regulatory timeframes and laws, the air permit should have already been issued. The Company intends to continue to pursue all of its legal remedies to be treated fairly and to hold AQCD accountable for following the regulatory timeframes and rules. Augusta believes that this matter will be resolved expeditiously.

This dispute has no bearing on the federal Environment Impact Statement (EIS) process which is proceeding on track.

About Augusta
Augusta is a base metals company focused on advancing the Rosemont Copper deposit near Tucson, Arizona. Rosemont hosts a large copper/molybdenum reserve that may account for about 10% of US copper output once in production in 2013 (for details refer to www.augustaresource.com). The exceptional experience and strength of Augusta’s management team, combined with the developed infrastructure and robust economics of the Rosemont project, will propel Augusta to become a solid mid-tier copper producer. The Company trades on the Toronto Stock Exchange and the NYSE Amex under the symbol AZC.

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135

E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com

Contact Information
Augusta Resource Corporation
Letitia Cornacchia, Vice President,
Investor Relations and Corporate Communications
Tel: (416) 860 6310
Email: lcornacchia@augustaresource.com

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION
Certain of the statements made and information contained herein may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking statements and forward-looking information include, but are not limited to statements concerning: the Company’s plans at the Rosemont Project; estimated production; and capital and operating and cash flow estimates. Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; speculative nature of exploration activities; periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of processing and mining equipment; labour disputes; supply problems; commodity price fluctuations; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form dated March 29, 2011. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company disclaims any intent or obligation to update forward-looking statements or information except as required by law, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135

E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com